

April 24, 2013

<u>Via E-mail</u>
Thomas F. Farrell II
President and Chief Executive Officer
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

      Re: Dominion Resources, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed February 28, 2013
              File No. 001-08489

Dear Mr. Farrell:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Andrew Mew

                Andrew Mew
                Accounting Branch Chief

cc: Sharon L. Burr, Associate Counsel